SEA BREEZE POWER CORP.
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

April 7, 2005 TSX-VENTURE: “SBX”

Strait of Juan de Fuca Transmission Cable
Development Loan Agreement for US$ 8,000,000 and Equity Funding Term Sheet

Vancouver, British Columbia, Canada

Sea Breeze Power Corp. (“Sea Breeze”) is pleased to announce that a Development Loan Agreement and an Equity Funding Term Sheet have been signed with Energy Investors Fund’s US Power Fund, L.P., in regard to two 550 MW high voltage direct current (“HVDC Light™”) submarine transmission cables, presently under development.

The routing for the cables is planned to run from Washington State’s Olympic Peninsula to Vancouver Island, British Columbia — with an alternative terminus for one of the two lines in the Vancouver metropolitan area — crossing the international border which bisects the Strait of Juan de Fuca. The target in-service date for the first cable would allow it to be on-line for the winter peak loads in 2007.

“The new Strait of Juan de Fuca transmission corridor will result in significant benefits to residents on both sides of the border,” said Tony Duggleby, Chief Operating Officer of Sea Breeze, and managing director of the new venture. “HVDC Light™ cable and converter systems are cutting-edge technologies noted for their efficiency, and for having minimal impact on marine environments. We are delighted that Energy Investors Fund has added its support to this exciting and innovative project.”

“This is the second undersea cable that Energy Investors Funds has financed in the past twelve months. In September, 2004, we announced our involvement in the Neptune Undersea Cable project and were also part of the team that funded the land-based Path 15 transmission line upgrade in central and southern California, which went live in December 2004,” said Andrew Schroeder, partner with Energy Investors Funds. “We look for these opportunities which allow us to route power to an under-served market, in this case our first time working in the Canadian market,” added Herb Magid, managing partner with Energy Investors Funds.

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Sea Breeze Power Corp. NEWS RELEASE
April 7, 2005

The Development Loan Agreement provides for convertible debt up to an aggregate amount of US$8,000,000, to be advanced by US Power Fund, L.P. to Sea Breeze Pacific Juan de Fuca Cable, LP, a special purpose entity, equally owned by Sea Breeze and Boundless Energy NW, Inc, of York Harbor, Maine (an affiliate of Boundless Energy, LLC). The development funding will be used to advance the international permitting and system interconnection impact studies for the project, which are already well in progress.
A structured bidding round for transmission capacity and ancillary services made available by the new cables — referred to in the industry as an “Open Season” — is scheduled to be held in July 2005. The Open Season process, and subsequent negotiations with the selected parties, will be advised by the New York based project finance department of Société Générale’s Corporate Investment Bank.

Following completion of project development, planned for September 2006, US Power Fund, L.P. has secured an option to provide the balance of the equity required for the project. Société Générale will advise on arranging senior project debt.

Capital Access, Ltd., of Seattle, Washington has acted as placement agent for the US Power Fund, L.P. transaction, and in concert with Société Générale, has been appointed financial advisor to the project.

About Sea Breeze Power Corp.
Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm in the world to receive planning approval. The Knob Hill Wind Farm is being designed for a nameplate capacity of 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. For more information about Sea Breeze Power Corp., please visit www.seabreezepower.com.

About Boundless Energy, LLC
Based in York Harbor, Maine, Boundless Energy, LLC was the transmission engineering principal of the Neptune Undersea Cable consortium, whose contract with Long Island Power Authority resulted in Energy Investors Group agreeing to provide equity funding for the installation of a 67-mile, 660-megawatt HVDC submarine transmission cable from northern New Jersey to central Long Island, New York.

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Sea Breeze Power Corp. NEWS RELEASE
April 7, 2005

About Energy Investors Funds Group
Energy Investors Funds Group is 100% management owned and was founded in 1987 as the first investment manager to raise, close, invest, recapitalize, and liquidate the assets of a private equity power fund, and is the only private equity power fund manager with an established track record of long-term success.

The Group has mobilized over $1 billion in capital, and currently manages five private equity funds from its offices in Boston, New York, and San Francisco. These funds have made over 65 diversified investments, with a combined underlying asset value exceeding $5 billion. For more information please visit www.eifgroup.com.

The US Power Fund, L.P., which closed in December 2003, raised total commitments of $250 million from endowments and foundations, pension plans, fund-of-funds, high net worth individuals, banks and insurance companies, and utilities. The Fund principally targets investments in generation, transmission and energy service assets in the United States.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

“This news release may contain forward-looking statements. Actual events or results may differ materially from those described in the forward-looking statements due to a number of risks and uncertainties. Forward-looking statements are based on management’s estimates, beliefs and opinions. The Company assumes no obligation to update forward-looking statements.”

For Sea Breeze Power Corp. investor information please contact: Mr. Remy Quinter

Email:Investor@SeaBreezePower.com Toll Free: 866-387-1240 ext.257

Voice:	604-689-2991 ext.257
Fax:	604-689-2990

For information on Energy Investors Funds please contact: Ms. Elizabeth Fogerty Rubenstein Associates

Tel: 212-843-8071

Email: efogerty@rubenstein.com